Exhibit 4.7

Form of Performance Award Agreement

FORM OF

PERFORMANCE AWARD AGREEMENT

FOR sandy spring bancorp, inc.

2015 OMNIBUS INCENTIVE PLAN

This Performance Award Agreement is provided to ______________ (the “Participant”) by Sandy Spring Bancorp, Inc. (the “Company”) as of __________ (the “Grant Date”), the date the Compensation Committee of the Board of Directors (the “Committee”) awarded the Participant a performance award pursuant to the Sandy Spring Bancorp, Inc. 2015 Omnibus Incentive Plan (the “2015 Plan”), subject to the terms and conditions of the 2015 Plan and this Award Agreement:

1.	Number of Shares Subject
	to Your Performance Award:	_____ shares subject to adjustment as may be necessary pursuant to the 2015 Plan.

2.	Grant Date:	____________

Unless sooner vested in accordance with Section 3 of the Terms and Conditions (attached hereto) or otherwise in the discretion of the Committee, the restrictions imposed under Section 2 of the Terms and Conditions will expire upon the satisfaction of the following performance criteria:

[Insert Performance Criteria]

The Participant will not begin to vest in the Shares granted, unless the performance requirements described below are achieved by the Company.

IN WITNESS WHEREOF, Sandy Spring Bancorp, Inc., acting by and through the Committee, has caused this Award Agreement to be executed as of the Grant Date set forth above.

SANDY SPRING BANCORP, INC.

By:
On behalf of the Committee

Accepted by Participant:

___________________________

[Name]

___________________________

Date

TERMS AND CONDITIONS

1.	Grant of Shares. The Grant Date and number of Shares underlying your Performance Award are stated on page 1 of this Award Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the 2015 Plan.

2.	Restrictions. The unvested Shares underlying your Performance Award (the “Restricted Shares”) are subject to the following restrictions until they expire or terminate.

(a) Restricted Shares may not be sold, transferred, exchanged, assigned, pledged, hypothecated or otherwise encumbered.

(b)	If your employment or service with the Company or any Affiliate terminates for any reason other than as set forth in paragraph (b) of Section 3 hereof, then you will forfeit all of your rights, title and interest in and to the Restricted Shares as of the date of termination, and the Restricted Shares shall revert to the Company under the terms of the 2015 Plan.

(c)	Restricted Shares are subject to the vesting schedule and performance criteria set forth on page 1 of this Award Agreement.

3.	Expiration and Termination of Restrictions. The restrictions imposed under Section 2 will expire on the earliest to occur of the following (the period prior to such expiration being referred to herein as the “Restricted Period”):

(a)	Upon satisfaction of the Performance Criteria set forth on page 1, provided you are then still employed by or in the service of the Company or an Affiliate; or

(b)	Upon termination of your employment by reason of death or Disability; or

(c)	Upon a Change in Control (as defined in the 2015 Plan).

4.	Settlement of Performance Awards. Once the Shares are vested (see schedule on page 1), your Award will be settled in cash or shares or any combination thereof.

5.	Voting and Dividend Equivalent Rights. As beneficial owner of the Shares, you have full voting and dividend equivalent rights with respect to the Shares during and after the Restricted Period. If you forfeit your rights under this Award Agreement in accordance with Section 2, you will no longer have any rights as a stockholder with respect to the Restricted Shares and you will no longer be entitled to receive dividends equivalent on the Shares.

6.	Changes in Capital Structure. Upon the occurrence of a corporate event (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), your award will be adjusted as necessary to preserve the benefits or potential benefits of the award. Without limiting the above, in the event of a subdivision of the outstanding Stock (stock-split), a declaration of a dividend payable in Stock, or a combination or consolidation of the outstanding Stock into a lesser number of Shares, the Shares subject to this Award Agreement will automatically be adjusted proportionately.

7.	No Right of Continued Employment or Service. Nothing in this Award Agreement will interfere with or limit in any way the right of the Company or any Affiliate to terminate your employment or service at any time, nor confer upon you any right to continue in the employ or service of the Company or any Affiliate.

8.	Payment of Taxes. Upon vesting of the Performance Award the Committee is entitled to require as a condition of delivery: (i) that you remit an amount sufficient to satisfy any and all federal, state and local (if any) tax withholding requirements and employment taxes (i.e., FICA and FUTA), (ii) that the withholding of such sums come from compensation otherwise due to you or from Shares due to you under the 2015 Plan, or (iii) any combination of the foregoing. Any withholding shall comply with Rule 16b-3 or any amendments or successive rules. Outside Directors of the Company are self-employed and not subject to tax withholding.

9.	Plan Controls. The terms contained in the 2015 Plan are incorporated into and made a part of this Award Agreement and this Award Agreement shall be governed by and construed in accordance with the 2015 Plan. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan will control.

10.	Severability. If any one or more of the provisions contained in this Agreement is deemed to be invalid, illegal or unenforceable, the other provisions of this Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included in this Agreement.

11.	Notice. Notices and communications under this Agreement must be in writing and either personally delivered or sent by registered or certified United States mail, return receipt requested, postage prepaid. Notices to the Company must be addressed to:

[INSERT]

or any other address designated by the Company in a written notice to you. Notices to you will be directed to your address as then currently on file with the Company, or at any other address that you provide in a written notice to the Company.

12.	Successors. This Award Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Award Agreement and the 2015 Plan.